SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of May 2005
FRESENIUS MEDICAL CARE CORPORATION
(Translation of registrant’s name into English)
Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG

(i)

FRESENIUS MEDICAL CARE AG
PART I
FINANCIAL INFORMATION
ITEM 1
Financial Statements
Consolidated Statements of Income
For the three months ended March 31, 2005 and 2004
(unaudited)
(in thousands, except per share data)

	2005	2004

Net revenue:
Dialysis Care	1,162,461	1,057,750
Dialysis Products	446,542	401,306

	1,609,003	1,459,056
Costs of revenue:
Dialysis Care	838,346	766,683
Dialysis Products	231,688	210,415

	1,070,034	977,098
Gross profit	538,969	481,958
Operating expenses:
Selling, general and administrative	305,738	271,469
Research and development	13,248	12,301

Operating income	219,983	198,188
Other (income) expense:
Interest income	(2,245)	(2,874)
Interest expense	44,532	49,577

Income before income taxes and minority interest	177,696	151,485
Income tax expense	69,643	59,697
Minority interest	582	679

Net income	107,471	91,109

Basic income per Ordinary share	1.11	0.94

Fully diluted income per Ordinary share	1.10	0.94

Basic income per Preference share	1.13	0.96

Fully diluted income per Preference share	1.12	0.96

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Balance Sheets
At March 31, 2005 (unaudited) and December 31, 2004
(in thousands, except share and per share data)

	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$50,816	$58,966
Trade accounts receivable, less allowance for doubtful accounts of $176,268 in 2005 and $179,917 in 2004	1,459,242	1,462,847
Accounts receivable from related parties	67,224	51,760
Inventories	451,603	442,919
Prepaid expenses and other current assets	237,630	244,093
Deferred taxes	201,218	185,385

Total current assets	2,467,733	2,445,970
Property, plant and equipment, net	1,152,607	1,181,927
Intangible assets	596,399	602,048
Goodwill	3,442,534	3,445,152
Deferred taxes	37,765	58,123
Other assets	196,586	228,321

Total assets	$7,893,624	$7,961,541

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$199,484	$192,552
Accounts payable to related parties	133,117	113,444
Accrued expenses and other current liabilities	735,307	741,075
Short-term borrowings	325,759	419,148
Short-term borrowings from related parties	5,617	5,766
Current portion of long-term debt and capital lease obligations	240,924	230,179
Income tax payable	209,939	230,530
Deferred taxes	16,953	5,159

Total current liabilities	1,867,100	1,937,853
Long-term debt and capital lease obligations, less current portion	526,665	545,570
Other liabilities	120,051	156,122
Pension liabilities	106,151	108,125
Deferred taxes	295,824	282,261
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,244,356	1,278,760
Minority interest	18,118	18,034

Total liabilities	4,178,265	4,326,725
Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,375,567 issued and outstanding	70,147	69,878
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,750,945	2,746,473
Retained earnings	765,377	657,906
Accumulated other comprehensive loss	(100,604)	(68,935)

Total shareholders’ equity	3,715,359	3,634,816

Total liabilities and shareholders’ equity	$7,893,624	$7,961,541

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Statements of Cash Flows
For the three months ended March 31, 2005 and 2004
(unaudited)
(in thousands)

	2005	2004

Operating Activities:
Net income	$107,471	$91,109
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	59,711	56,842
Change in deferred taxes, net	18,542	7,144
Gain on sale of fixed assets	(30)	(37)
Compensation expense related to stock options	424	376
Cash inflow from Hedging	–	4,422
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(18,513)	(8,792)
Inventories	(15,798)	(3,443)
Prepaid expenses, other current and non-current assets	(22,859)	755
Accounts receivable from/ payable to related parties	2,560	(3,391)
Accounts payable, accrued expenses and other current and non-current liabilities	20,320	2,000
Income tax payable	(13,353)	24,337

Net cash provided by operating activities	138,475	171,322

Investing Activities:
Purchases of property, plant and equipment	(43,524)	(42,765)
Proceeds from sale of property, plant and equipment	3,479	1,851
Acquisitions and investments, net of cash acquired	(21,988)	(42,401)

Net cash used in investing activities	(62,033)	(83,315)

Financing Activities:
Proceeds from short-term borrowings	11,019	21,142
Repayments of short-term borrowings	(31,111)	(11,087)
Proceeds from short-term borrowings from related parties	–	50,000
Proceeds from long-term debt	25,930	10,080
Principal payments of long-term debt and capital lease obligations	(22,993)	(34,088)
Decrease of accounts receivable securitization program	(70,765)	(112,998)
Proceeds from exercise of stock options	4,317	423
Change in minority interest	452	(176)

Net cash used in financing activities	(83,151)	(76,704)

Effect of exchange rate changes on cash and cash equivalents	(1,441)	(2,270)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(8,150)	9,033
Cash and cash equivalents at beginning of period	58,966	48,427

Cash and cash equivalents at end of period	$50,816	$57,460

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Statement of Shareholders’ Equity
For the three months ended March 31, 2005 (unaudited) and year ended December 31, 2004
(in thousands, except share data)

							Accumulated Other Comprehensive
							Income (Loss)
	Preference Shares		Ordinary Shares
					Additional	Retained	Foreign		Minimum
	Number of	No Par	Number of	No Par	Paid in	Earnings	Currency	Cash Flow	Pension
	shares	Value	Shares	Value	Capital	(Deficit)	Translation	Hedges	Liability	Total

Balance at December 31, 2003	26,213,979	$69,616	70,000,000	$229,494	$2,741,362	$378,014	$(146,246)	$4,847	$(33,407)	$3,243,680
Proceeds from exercise of options	82,107	262			3,360					3,622
Compensation expense related to stock options					1,751					1,751
Dividends paid						(122,106)				(122,106)
Comprehensive income (loss)
Net income						401,998				401,998
Other comprehensive income (loss) related to:
Cash flow hedges								(29,011)		(29,011)
Foreign currency translation adjustment							144,784			144,784
Minimum pension liability									(9,902)	(9,902)

Comprehensive income										507,869

Balance at December 31, 2004	26,296,086	$69,878	70,000,000	$229,494	$2,746,473	$657,906	$(1,462)	$(24,164)	$(43,309)	$3,634,816

Proceeds from exercise of options	79,481	268			4,049					4,317
Compensation expense related to stock options					424					424
Comprehensive income (loss)
Net income						107,471				107,471
Other comprehensive income (loss) related to:
Cash flow hedges								8,837		8,837
Foreign currency translation adjustment							(40,506)			(40,506)

Comprehensive income										75,802

Balance at March 31, 2005	26,375,567	$70,147	70,000,000	$229,494	$2,750,945	$765,377	$(41,968)	$(15,327)	$(43,309)	$3,715,359

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company
      Fresenius Medical Care AG (“FMS” or the “Company”), a German stock corporation (Aktiengesellschaft), is the world’s largest integrated provider of kidney dialysis services and manufacturer and distributor of products and equipment for the treatment of end-stage renal disease. In the United States, the Company also performs clinical laboratory testing and provides perfusion, therapeutic apheresis and autotransfusion services.
Basis of Presentation

a)	Basis of Consolidation
      The consolidated financial statements at March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2004 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.
      The results of operations for the three-month periods ended March 31, 2005 are not necessarily indicative of the results of operations for the year ending December 31, 2005.

b)	Classifications
      Certain items in the prior year’s comparative consolidated financial statements have been reclassified to conform with the current year’s presentation.

2.	Inventories
      As of March 31, 2005 and December 31, 2004, inventories consisted of the following:

	March 31,	December 31,
	2005	2004

Raw materials and purchased components	$97,544	$90,268
Work in process	35,970	36,586
Finished goods	240,288	240,296
Health care supplies	77,801	75,769

Inventories	$451,603	$442,919

3.	Short-term Borrowings, Long-term Debt and Capital Lease Obligations
      As of March 31, 2005 and December 31, 2004, short-term borrowings consisted of the following:

	March 31,	December 31,
	2005	2004

Borrowings under lines of credit	$60,759	$83,383
Accounts receivable facility	265,000	335,765

	$325,759	$419,148

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
      At March 31, 2005 and December 31, 2004, long-term debt and capital lease obligations consisted of the following:

	March 31,	December 31,
	2005	2004

Senior Credit Agreement	506,700	484,500
Euro Notes	166,587	175,030
Capital lease obligations	5,644	6,987
Other	88,658	109,232

	767,589	775,749
Less current maturities	(240,924)	(230,179)

	526,665	545,570

4.	Stock Options
      The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation, subject to complying with the additional disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock.
      As of March 31, 2005, the Company had 4,559,582 stock options outstanding.

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	For the Three Months
	Ended March 31,

	2005	2004

Net income:
As reported	$107,471	$91,109
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	424	376
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(2,507)	(2,012)

Pro forma	$105,388	$89,473

Basic net income per:
Ordinary share
As reported	$1.11	$0.94
Pro forma	$1.09	$0.92
Preference share
As reported	$1.13	$0.96
Pro forma	$1.11	$0.94
Fully diluted net income per:
Ordinary share
As reported	$1.10	$0.94
Pro forma	$1.08	$0.92
Preference share
As reported	$1.12	$0.96
Pro forma	$1.10	$0.94

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
      The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three-month periods ended March 31, 2005 and 2004.

	For the Three Months Ended
	March 31,

	2005	2004

Numerators:
Net income	$107,471	$91,109
less:
Dividend preference on Preference shares	511	490

Income available to all classes of shares	$106,960	$90,619

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,330,125	26,215,699

Total weighted average shares outstanding	96,330,125	96,215,699
Potentially dilutive Preference shares	555,144	320,626

Total weighted average shares outstanding assuming dilution	96,885,269	96,536,325
Total weighted average Preference shares outstanding assuming dilution	26,885,269	26,536,325
Basic income per Ordinary share	$1.11	$0.94
Plus preference per Preference shares	0.02	0.02

Basic income per Preference share	$1.13	$0.96

Fully diluted income per Ordinary share	$1.10	$0.94
Plus preference per Preference shares	0.02	0.02

Fully diluted income per Preference share	$1.12	$0.96

5.	Employee Benefit Plans
      The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year FMCH contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit pension plan in 2005. FMCH made $5,000 in contributions in the first three months of 2005 and at this

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
time expects to voluntarily contribute $20,000 in total during 2005. The following table provides the calculations of net periodic benefit cost for the three-month periods ended March 31, 2005 and 2004.

	Three Months Ended
	March 31,

	2005	2004

Components of net period benefit cost:
Service cost	$1,330	$1,040
Interest cost	4,018	3,680
Expected return on plan assets	(3,085)	(2,325)
Net amortization	1,600	1,175

Net periodic benefit cost	$3,863	$3,570

6.	Commitments and Contingencies
Legal Proceedings
Commercial Litigation
      The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the Company’s obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122,100 in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace & Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. On April 14, 2005, W.R. Grace & Co. paid the Service approximately $90 million in connection with taxes owed for the tax periods 1993 to 1996 pursuant to a bankruptcy court order directing W.R. Grace & Co. to make such payment. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates had agreed to indemnify the Company against this and other pre-Merger and Merger-related tax liabilities.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on the Company’s business, financial condition, and results of operations.
Other Litigation and Potential Exposures
      In April 2005, FMCH received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoena requires production of a broad range of documents relating to FMCH’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and anemia management programs. We are cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on our business, financial condition and results of operations.
      In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
      The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While the Company believes that its remaining accruals reasonably estimate its currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

7.	Business Segment Information
      The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and providing perfusion, therapeutic apheresis and autotransfusion services. For management responsibility purposes, the Company has transferred its Mexico operations from its International segment to its North American segment beginning January 1, 2005 and reclassified the Mexico operations and assets for the comparative interim period of the first quarter of 2004. The Company has aggregated the International and Asia Pacific operating segments as “International”. The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.
      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income. In addition to operating income, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment’s and the Company’s ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company’s 2003 Senior Credit Agreement, Euro Notes and indentures relating to the Company’s trust preferred securities. The information in the table below reconciles EBITDA for each of our reporting segments to operating income, which the Company considers to be the most directly comparable financial measure, calculated in accordance with U.S. GAAP.
      EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows.

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
      Information pertaining to the Company’s business segments for the three-month periods ended March 31, 2005 and 2004 is set forth below:

	North
	America	International	Corporate	Total

Three months ended March 31, 2005
Net revenue external customers	$1,088,185	$520,818	$–	$1,609,003
Inter-segment revenue	230	12,185	(12,415)	–

Total net revenue	1,088,415	533,003	(12,415)	1,609,003

EBITDA	180,070	107,578	(7,954)	279,694
Depreciation and amortization	(33,785)	(25,428)	(498)	(59,711)

Operating income (EBIT)	146,285	82,150	(8,452)	219,983

Segment assets	5,541,167	2,308,148	44,309	7,893,624
Capital expenditures and acquisitions(1)	38,420	27,063	29	65,512

Three months ended March 31, 2004
Net revenue external customers	$1,002,601	$456,455	$–	$1,459,056
Inter-segment revenue	186	9,196	(9,382)	–

Total net revenue	1,002,787	465,651	(9,382)	1,459,056

EBITDA	167,164	95,993	(8,127)	255,030
Depreciation and amortization	(31,407)	(24,922)	(513)	(56,842)

Operating income (EBIT)	135,757	71,071	(8,640)	198,188

Segment assets	5,526,930	2,128,158	53,552	7,708,640
Capital expenditures and acquisitions(2)	48,431	36,581	154	85,166

(1)	International acquisitions exclude $687 of non-cash acquisitions in 2005
(2)	International acquisitions exclude $4,954 of non-cash acquisitions in 2004

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)

	Three Months Ended
	March 31,

	2005	2004

Reconciliation of Measures to Consolidated Totals
Total EBITDA of reporting segments	$287,648	$263,157
Total depreciation and amortization	(59,711)	(56,842)
Corporate expenses	(7,954)	(8,127)
Interest expense	(44,532)	(49,577)
Interest income	2,245	2,874

Total income before income taxes and minority interest	$177,696	$151,485

Total operating income of reporting segments	228,435	206,828
Corporate expenses	(8,452)	(8,640)
Interest expense	(44,532)	(49,577)
Interest income	2,245	2,874

Total income before income taxes and minority interest	$177,696	$151,485

8.	Supplementary Cash Flow Information
      The following additional information is provided with respect to the consolidated statements of cash flows:

	Three Months Ended
	March 31,

	2005	2004

Supplementary cash flow information:
Cash paid for interest	$51,344	$49,256

Cash paid for income taxes	$68,053	$25,400

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$17,946	$51,111
Liabilities assumed	70	3,735
Minorities	(5,017)	–
Notes assumed in connection with acquisition	687	4,954

Cash paid	22,206	42,422
Less cash acquired	218	21

Net cash paid for acquisitions	$21,988	$42,401

9.	Subsequent Events
      On May 4th, 2005, we entered into a definitive merger agreement for the acquisition of Renal Care Group, Inc. (“RCG”) for an all cash purchase price of approximately $3.5 billion. At December 31, 2004, RCG provided dialysis and ancillary services to over 29,700 patients through 418 outpatient dialysis centers in 33 states, in addition to providing acute dialysis services to more than 200 hospitals. Completion of the acquisition is subject to governmental approvals (including termination or expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended), third-party consents, and approval by

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
RCG’s stockholders. We expect to complete the acquisition during the second half of 2005 but we cannot offer any assurance that the acquisition will be completed during this time or that it will be completed at all.
      To finance the proposed acquisition, we have received a commitment for $5.0 billion in senior credit facilities to be underwritten by Bank of America, N.A. (“BofA”) and Deutsche Bank AG New York Branch (“DB”). Loans under the senior credit facilities will be available to us, among other things, to pay the purchase price and related expenses for the acquisition of RCG, to refinance the outstanding indebtedness under our existing senior credit facilities and certain indebtedness of RCG, and for working capital purposes. The senior credit facilities will consist of a 5-year $1.0 billion revolving credit facility, a 5-year $1.5 billion term loan A facility, and a 7-year $2.5 billion term loan B facility. Interest on the senior credit facilities will be at the option of the borrowers at a rate equal to either (i) LIBOR plus an applicable margin, or (ii) the higher of BofA’s prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the consolidated leverage ratio of the borrowers.
      The senior credit facilities will be guaranteed by the Company and FMCH and certain of their respective subsidiaries and secured by pledges of the stock of certain of the Company’s material subsidiaries. The borrowers and guarantors under the senior credit facilities will provide liens on substantially all of their personal property and material real property if the non-credit enhanced senior secured debt rating of the borrowers falls below a certain level and if a grant of security interests is determined appropriate by a cost-benefit analysis. The closing of the senior credit facilities will be subject, among other things, to the negotiation and execution of definitive documents, the non-occurrence of a material adverse effect in relation to RCG, DB and BofA’s approval of the merger agreement and other agreements relating to the acquisition, and the refinancing of the indebtedness under our existing senior credit facility and certain indebtedness of RCG.
      On May 4th, 2005, the Company announced that it would submit to shareholders a proposal to change the Company’s legal form from an AG, which is a German stock corporation, to a KGaA, which is a German partnership limited by shares. The Company as a KGaA will be the same legal entity under German law, rather than a successor to the stock corporation. Fresenius Medical Care Management AG, a subsidiary of Fresenius AG, will be the general partner of the Company.
      The Company also announced that it will offer its preference shareholders the opportunity to convert their preference shares into ordinary shares on a one-to-one basis pursuant to a conversion offer to be conducted after the shareholder meetings. The right to convert preference shares into ordinary shares will be available only during a specific period. The details of the conversion process will be determined by the management board with the approval of the supervisory board, and announced with the conversion period. Preference shareholders who decide to convert their shares will be required to pay a premium and will lose their preferential dividend rights.
      The transformation of legal form and the conversion are subject to approval by the Company’s ordinary shareholders, and the conversion is also subject to approval by a separate vote of the Company’s preference shareholders. The transformation and a conversion offer will be submitted to the Company’s shareholders pursuant to separate registration statements under the U.S. Securities Act of 1933, as amended.

10.	Supplemental Condensed Combining Information
      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of the Company, and by FMCH, a substantially wholly-owned subsidiary of the Company (D-GmbH and FMCH being “Guarantor Subsidiaries”). In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated indebtedness held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively. The following combining financial

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
information for the Company is as of March 31, 2005 and December 31, 2004 and for the three-months ended March 31, 2005 and 2004, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH and FMCH are not presented herein because management believes that they are not material to investors.

	For the Three Months Period Ended March 31, 2005

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$257,680	$–	$1,656,037	$(304,714)	$1,609,003
Cost of revenue	–	161,905	–	1,210,377	(302,248)	1,070,034

Gross profit	–	95,775	–	445,660	(2,466)	538,969

Operating expenses:
Selling, general and administrative	17,664	25,658	–	232,158	30,258	305,738
Research and development	–	9,841	–	3,407		13,248

Operating (loss) income	(17,664)	60,276	–	210,095	(32,724)	219,983

Other (income) expense:
Interest, net	8,219	3,891	12,657	26,117	(8,597)	42,287
Other, net	(142,642)	36,327	(72,197)	–	178,512	–

Income before income taxes and minority interest	116,759	20,058	59,540	183,978	(202,639)	177,696
Income tax expense (benefit)	9,288	19,324	(5,063)	58,262	(12,168)	69,643

Income (loss) before minority interest	107,471	734	64,603	125,716	(190,471)	108,053
Minority interest	–	–	–	–	582	582

Net income (loss)	$107,471	$734	$64,603	$125,716	$(191,053)	$107,471

	For the Three Months Period Ended March 31, 2004

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$227,666	$–	$1,499,585	$(268,195)	$1,459,056
Cost of revenue	–	148,025	–	1,096,648	(267,575)	977,098

Gross profit	–	79,641	–	402,937	(620)	481,958

Operating expenses:
Selling, general and administrative	6,188	35,830	–	228,754	697	271,469
Research and development	592	8,375	–	3,334	–	12,301

Operating (loss) income	(6,780)	35,436	–	170,849	(1,317)	198,188

Other (income) expense:
Interest, net	6,928	3,710	15,738	26,867	(6,540)	46,703
Other, net	(112,843)	19,403	(64,243)	–	157,683	–

Income before income taxes and minority interest	99,135	12,323	48,505	143,982	(152,460)	151,485
Income tax expense (benefit)	8,026	10,726	(6,295)	53,379	(6,139)	59,697

Income (loss) before minority interest	91,109	1,597	54,800	90,603	(146,321)	91,788
Minority interest	–	–	–	–	679	679

Net income (loss)	$91,109	$1,597	$54,800	$90,603	$(147,000)	$91,109

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)

	At March 31, 2005

		Guarantor Subsidiaries
						Non-Guarantor	Combining	Combined
	FMS	D-GmbH		FMCH		Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$4	$			$–	$49,719	$1,093	$50,816
Trade accounts receivable, less allowance for doubtful accounts	–		112,382		–	1,346,860	–	1,459,242
Accounts receivable from related parties	745,466		345,921		214,087	1,789,872	(3,028,122)	67,224
Inventories	–		129,681		–	380,738	(58,816)	451,603
Prepaid expenses and other current assets	1,156		17,769		130	218,310	265	237,630
Deferred taxes	–				–	183,238	17,980	201,218

Total current assets	746,626		605,753		214,217	3,968,738	(3,067,600)	2,467,733
Property, plant and equipment, net	216		93,208		–	1,096,131	(36,948)	1,152,607
Intangible assets	286		16,200		–	579,913	–	596,399
Goodwill	–		3,547		–	3,438,987	–	3,442,534
Deferred taxes	2,398				–	26,186	9,181	37,765
Other assets	4,999,212		876,220		3,632,909	39,555	(9,351,310)	196,586

Total assets	$5,748,739		$1,594,928		$3,847,126	$9,149,509	$(12,446,677)	$7,893,624

Current liabilities:
Accounts payable	$533		$25,097	$		$173,854	$–	$199,484
Accounts payable to related parties	1,624,480		361,877		852,262	1,295,845	(4,001,347)	133,117
Accrued expenses and other current liabilities	4,919		93,658		1,008	640,291	(4,569)	735,307
Short-term borrowings	37		72		–	325,650	–	325,759
Short-term borrowings from related parties	–		–		–	5,617	–	5,617
Current portion of long-term debt and capital	732		682
lease obligations					50,000	190,924	–	240,924
Income tax payable	117,679		930		–	90,682	648	209,939
Deferred taxes	–		4,293		–	34,902	(22,242)	16,953

Total current liabilities	1,748,381		486,609		903,270	2,757,765	(4,027,510)	1,867,100
Long term debt and capital lease obligations, less current portion	247,895		1,354		647,229	500,610	(870,423)	526,665
Long term borrowings from related parties	4,088		–		–	0	(4,088)	–
Other liabilities	26,706		5,678		–	75,117	12,550	120,051
Pension liabilities	1,040		60,060		–	53,917	(8,866)	106,151
Deferred taxes	5,270		2,603		–	256,759	31,192	295,824
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiary	–		–		–	1,244,356	–	1,244,356
Minority interest	–		–		7,412		10,706	18,118

Total liabilities	2,033,379		556,304		1,557,911	4,888,524	(4,856,439)	4,178,265
Shareholders’ equity:	3,715,359		1,038,624		2,289,215	4,262,399	(7,590,238)	3,715,359

Total liabilities and shareholders’ equity	$5,748,739		$1,594,928		$3,847,126	$9,150,923	$(12,446,677)	$7,893,624

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)

	At December 31, 2004

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$2,152	$35	$–	$56,779	$–	$58,966
Trade accounts receivable, less allowance for doubtful accounts	–	110,204	–	1,353,422	(779)	1,462,847
Accounts receivable from related parties	763,089	325,731	213,337	1,792,810	(3,043,207)	51,760
Inventories	–	125,952	–	374,560	(57,593)	442,919
Prepaid expenses and other current assets	7,347	12,254	22	224,071	399	244,093
Deferred taxes	–		–	166,970	18,415	185,385

Total current assets	772,588	574,176	213,359	3,968,612	(3,082,765)	2,445,970
Property, plant and equipment, net	227	100,496	–	1,121,290	(40,086)	1,181,927
Intangible assets	333	16,384	–	585,331	–	602,048
Goodwill	–	3,726	–	3,441,426	–	3,445,152
Deferred taxes	–		–	32,613	25,510	58,123
Other assets	4,990,303	925,105	3,520,453	522,915	(9,730,455)	228,321

Total assets	$5,763,451	$1,619,887	$3,733,812	$9,672,187	$(12,827,796)	$7,961,541

Current liabilities:
Accounts payable	$205	$16,374	$–	$175,973	$–	$192,552
Accounts payable to related parties	1,682,729	359,869	842,204	1,290,323	(4,061,681)	113,444
Accrued expenses and other current liabilities	15,800	79,530	541	652,379	(7,175)	741,075
Short-term borrowings	38	–	–	419,110	–	419,148
Short-term borrowings from related parties	–	–	–	5,766	–	5,766
Current portion of long-term debt and capital lease obligations	770	1,145	25,000	203,264	–	230,179
Income tax payable	127,331	–	–	102,551	648	230,530
Deferred taxes	990	4,178	–	35,962	(35,971)	5,159

Total current liabilities	1,827,863	461,096	867,745	2,885,328	(4,104,179)	1,937,853
Long term debt and capital lease obligations, less current portion	248,427	–	650,029	507,847	(860,733)	545,570
Long term borrowings from related parties	4,295	–	–	–	(4,295)	–
Other liabilities	41,111	5,834	–	93,839	15,338	156,122
Pension liabilities	1,049	60,084	–	58,333	(11,341)	108,125
Deferred taxes	5,890	2,376	–	239,162	34,833	282,261
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiaries	–	–	–	1,278,760	–	1,278,760
Minority interest	–	–	7,412	–	10,622	18,034

Total liabilities	2,128,635	529,390	1,525,186	5,063,269	(4,919,755)	4,326,725
Shareholders’ equity:	3,634,816	1,090,497	2,208,626	4,608,918	(7,908,041)	3,634,816

Total liabilities and shareholders’ equity	$5,763,451	$1,619,887	$3,733,812	$9,672,187	$(12,827,796)	$7,961,541

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)

	For the Three Months Period Ended March 31, 2005

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$107,471	$734	$64,603	$125,716	$(191,053)	$107,471
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(79,973)	–	(72,197)	–	152,170	–
Depreciation and amortization	498	7,386	–	55,550	(3,723)	59,711
Change in deferred taxes, net	(3,717)	665	–	15,842	5,752	18,542
(Gain) loss on sale of fixed assets	–	(55)	–	25	–	(30)
Compensation expense related to stock options	424	–	–	–	–	424
Cash (outflow) inflow from hedging	–	(469)	–	469	–	–
Changes in assets and liabilities, net of amounts from			–		–
businesses acquired:
Trade accounts receivable, net	–	(7,576)		(10,937)		(18,513)
Inventories	–	(9,913)	–	(9,115)	3,230	(15,798)
Prepaid expenses and other current and non-current assets	12,366	(2,562)	742	(50,520)	17,115	(22,859)
Accounts receivable from/payable to related parties	(20,034)	(16,717)	9,309	29,517	485	2,560
Accounts payable, accrued expenses and other current and non-current liabilities	(720)	30,783	467	(23,316)	13,106	20,320
Income tax payable	(3,549)	940	(5,063)	(5,681)	–	(13,353)

Net cash provided by (used in) operating activities	12,766	3,216	(2,139)	127,550	(2,918)	138,475

Investing Activities:
Purchases of property, plant and equipment	(30)	(3,340)	–	(42,088)	1,934	(43,524)
Proceeds from sale of property, plant and equipment	–	396	–	3,083	–	3,479
Disbursement of loans to related parties	(4,910)	33	(19,931)	–	24,808	–
Acquisitions and investments, net of cash acquired	(13,839)	–	–	(21,908)	13,759	(21,988)

Net cash (used in) provided by investing activities	(18,779)	(2,911)	(19,931)	(60,913)	40,501	(62,033)

Financing Activities:
Short-term borrowings, net	–	76	–	(20,168)	–	(20,092)
Long-term debt and capital lease obligations, net	(371)	(412)	22,200	6,328	(24,808)	2,937
Decrease of accounts receivable securitization program	–	–	–	(70,765)	–	(70,765)
Proceeds from exercise of stock options	4,317	–	–	–	–	4,317
Dividends paid	–	–	–	234	(234)	–
Capital Increase of Non-Guarantor-Subsidiaries	–	–	–	13,760	(13,760)	–
Change in minority interest	–	–	(130)	–	582	452

Net cash provided by (used in) financing activities	3,946	(336)	22,070	(70,611)	(38,220)	(83,151)

Effect of exchange rate changes on cash and cash equivalents	(81)	(4)	–	(1,993)	637	(1,441)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(2,148)	(35)	–	(5,967)	–	(8,150)
Cash and cash equivalents at beginning of period	2,152	35	–	56,779	–	58,966

Cash and cash equivalents at end of period	$4	$–	$–	$50,812	$–	$50,816

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)

	For the Three Months Period Ended March 31, 2004

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$91,109	$1,597	$54,800	$90,603	$(147,000)	$91,109
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(66,696)	–	(64,243)	–	130,939	–
Depreciation and amortization	513	6,262	–	52,948	(2,881)	56,842
Change in deferred taxes, net	97	(189)	–	1,484	5,752	7,144
(Gain) loss on sale of fixed assets	–	(170)	–	133	–	(37)
Compensation expense related to stock options	376	–	–	–	–	376
Cash Inflow from hedging	–	–	–	4,422	–	4,422
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	(4,181)	–	(4,611)	–	(8,792)
Inventories	–	(8,318)	–	2,989	1,886	(3,443)
Prepaid expenses and other current and non-current assets	(3,406)	(613)	913	3,111	750	755
Accounts receivable from/payable to related parties	(11,985)	9,784	9,308	(13,201)	2,703	(3,391)
Accounts payable, accrued expenses and other current and non-current liabilities	982	415	(1,595)	1,326	872	2,000
Income tax payable	(6,429)	–	(6,295)	37,061	–	24,337

Net cash provided by (used in) operating activities	4,561	4,587	(7,112)	176,265	(6,979)	171,322

Investing Activities:
Purchases of property, plant and equipment	(154)	(4,870)	–	(40,030)	2,289	(42,765)
Proceeds from sale of property, plant and equipment	–	478	–	1,373	–	1,851
Disbursement of loans to related parties	20,527	–	21,742	(623,757)	581,488	–
Acquisitions and investments, net of cash acquired	(27,739)	–	–	(41,860)	27,198	(42,401)

Net cash provided by (used in) investing activities	(7,366)	(4,392)	21,742	(704,274)	610,975	(83,315)

Financing Activities:
Short-term borrowings, net	(25)	–	–	60,080	–	60,055
Long-term debt and capital lease obligations, net	(550)	(333)	(14,500)	572,863	(581,488)	(24,008)
Decrease of accounts receivable securitization program	–	–	–	(112,998)	–	(112,998)
Proceeds from exercise of stock options	423	–	–	–	–	423
Dividends paid	–	–	–	(5,007)	5,007	–
Redemption of Series D Trust Preferred Stock of subsidiary	–	–	–	–	–	–
Capital Increase of Non-Guarantor-Subsidiaries	–	–	–	27,200	(27,200)	–
Change in minority interest	–	–	(130)	(725)	679	(176)

Net cash (used in) provided by financing activities	(152)	(333)	(14,630)	541,413	(603,002)	(76,704)

Effect of exchange rate changes on cash and cash equivalents	2,956	(6)	–	(4,226)	(994)	(2,270)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	(144)	0	9,178	0	9,033
Cash and cash equivalents at beginning of period	3	300	–	48,124	–	48,427

Cash and cash equivalents at end of period	$2	$156	$0	$57,302	$0	$57,460

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2005 and 2004
The Company
      Fresenius Medical Care AG (“FMS” or the “Company”), a German stock corporation (Aktiengesellschaft), is the world’s largest integrated provider of kidney dialysis services and manufacturer and distributor of products and equipment for the treatment of end-stage renal disease. In the United States, the Company also performs clinical laboratory testing and provides perfusion, therapeutic apheresis and autotransfusion services.
      You should read the following discussion and analysis of the results of operations of the Company in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.
Financial Condition and Results of Operations
      This report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based upon our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

•	our business development, operating development and financial condition;

•	our expectations of growth in the patient population regarding renal dialysis products and services;

•	our ability to remain competitive in the markets for our products and services;

•	the effects of regulatory developments, legal and tax proceedings and any resolution of government investigations into our business;

•	changes in government reimbursement policies and those of private payors;

•	changes in pharmaceutical administration patterns or reimbursement policies;

•	our ability to develop and maintain additional sources of financing; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.
      When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained in this report. Important factors that could contribute to such differences are noted in the risk factors section of our Annual Report on Form 20-F, and in this report in Part I, Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1, Legal Proceedings. These risks and uncertainties include: general economic, currency exchange and other market conditions, litigation and regulatory compliance risks, changes in government reimbursement for our dialysis care and pharmaceuticals, the investigations by the Department of Justice, Eastern District of New York, and the Department of Justice, Eastern District of Missouri, and changes to pharmaceutical utilization patterns.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2005 and 2004 – (Continued)
      This report should be read in conjunction with our disclosures and discussions contained in our Annual Report on Form 20-F for the year ended December 31, 2004.
      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.
Overview
      We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the United States, we also perform clinical laboratory testing and provide perfusion autotransfusion, and therapeutic apheresis services. Perfusion maintains human heart and lung function during cardiovascular surgery. Autotransfusion is used during surgery to collect, filter and reinfuse a patient’s own blood as an alternative to using donor blood. Therapeutic apheresis is the process of separating or removing illness-causing substances from patient’s blood or blood plasma. Dialysis is a lifesaving treatment for irreversible, lifelong end stage renal disease, and necessitates multiple treatments per week for the remainder of a patient’s life. We estimate that providing dialysis services and the distribution of dialysis products and equipment represents an over $40 billion worldwide market with expected annual patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary utilization environment significantly influence our business. In the past we experienced and also expect in the future generally stable reimbursement levels for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.
      On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 was enacted (the “Medicare Modernization Act”). This law made several significant changes to U.S. government payment for dialysis services and pharmaceuticals. First, it increased the composite rate for renal dialysis facilities by 1.6% on January 1, 2005. Second, effective January 1, 2005, payments for ten separately billable dialysis-related medications will be based on average acquisition cost (as determined by the Office of the Inspector General (“OIG”) and updated by the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services (“CMS”), and payments for the remaining separately billable dialysis-related medications will be based on average sales price (“ASP”) plus 6% (ASP is defined in the law as a manufacturer’s ASP to all purchasers in a calendar quarter per unit of each drug and biological sold in that same calendar quarter, excluding sales exempt from best price and nominal price sales and including all discounts, chargebacks and rebates). Third, the difference between the determined acquisition cost-based reimbursement and what would have been received under the current average wholesale price-based (“AWP-based”) reimbursement methodology will be added to the composite rate. This add-back amount has been determined to be 8.7% of the composite rate and will be subject to an annual update based on the growth in drug spending. Fourth, effective April 1, 2005, providers will receive higher composite rate payments for certain patients based on their age, body mass index and body surface area. Fifth, beginning in

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2005 and 2004 – (Continued)
2006, the Secretary of the Department of Health and Human Services (the “Secretary”) is authorized to set payment for all separately billed drugs and biologicals at either acquisition cost or average sales price. Lastly, the Secretary is required to establish a three-year demonstration project to test the use of a fully case-mix adjusted payment system for ESRD services, beginning January 1, 2006. Under this project, separately billable drugs and biologicals and related clinical laboratory tests would be bundled into the facility composite rate. Participating facilities would receive an additional 1.6% composite rate increase. We expect that the final regulations will have a non-material negative impact on our revenue from Medicare.
      In July 2004, CMS proposed certain changes with respect to its EPO reimbursement and utilization guidelines. Its proposal reflects the agency’s conclusion that the appropriate utilization of EPO should be monitored by considering both the patient’s hemoglobin/hematocrit level and the dosage. Specifically, it proposed a pre-payment claims review process in which claims for EPO with hemoglobin levels below 13 (or hematocrit of 39) would not be targeted for review, but claims for EPO with hemoglobin levels above 13 would be reviewed based on the hemoglobin value and related EPO doses, and with payment limited to a fixed amount of EPO unless there is medical justification for the hemoglobin levels. The comment period on this policy draft was extended and ended on October 7, 2004. CMS has not yet finalized the new guidelines. Administration of EPO accounted for approximately 23% of dialysis care revenue in our North America segment in 2004. If the proposed revision to CMS’s EPO reimbursement/ utilization guidelines are adopted, this could have an adverse impact on our operating results.
      Our operations are organized geographically and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For management purposes, the Company reclassified its Mexico operations from its International segment to its North American segment beginning January 1, 2005 and reclassified the operations and assets for the comparative interim period of the first quarter of 2004. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International”. We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our management board members responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.
      Our management believes the most appropriate measure in this regard is operating income, referred to in previous filings as earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. In addition to operating income, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of our segments’ ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement, our Euro Notes and the indentures relating to our outstanding trust preferred securities. You should not consider segment EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. We believe that operating income is the GAAP financial measure most directly comparable to our computation of EBITDA by segment, and the information in the table below under “Results of Operations” reconciles EBITDA for each of our reporting segments to operating income calculated in accordance with U.S. GAAP.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2005 and 2004 – (Continued)
Results of Operations
      The following table summarizes our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the Three Months
	Ended March 31,

	2005	2004

	(Unaudited)
	(In millions)
Total revenue
North America	$1,088	$1,003
International	533	465

Totals	1,621	1,468

Inter-segment revenue
North America	–	–
International	12	9

Totals	12	9

Total net revenue
North America	1,088	1,003
International	521	456

Totals	1,609	1,459

EBITDA
North America	180	167
International	108	96
Corporate	(8)	(8)

Totals	280	255

Amortization and depreciation
North America	34	31
International	26	25
Corporate	–	1

Totals	60	57

Operating income (EBIT)
North America	146	136
International	82	71
Corporate	(8)	(9)

Totals	220	198

Interest income	2	3
Interest expense	(44)	(50)
Income tax expense	(70)	(59)
Minority interest	(1)	(1)

Net Income	$107	$91

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2005 and 2004 – (Continued)
Three months ended March 31, 2005 compared to three months ended March 31, 2004

Key Indicators for Consolidated Financial Statements

			Change in %
	Three Months	Three Months
	Ended	Ended		At Constant
	March 31, 2005	March 31, 2004	As Reported	Exchange Rates

Number of treatments	4,716,000	4,570,000	3%
Same store treatment growth in %	4.4%	3.6%
Revenue in $ million	1,609	1,459	10%	9%
Gross profit in % of revenue	33.5%	33.0%
Selling, general and administrative costs in % of revenue	19.0%	18.6%
Net income in $ million	107	91	18%
      Net revenue increased for the quarter ended March 31, 2005 over the comparable period in 2004 due to growth in revenue in both dialysis care and dialysis products.
      Dialysis care revenue grew by 10% to $1,162 million (9% at constant exchange rates) in the first quarter of 2005 mainly due to the growth in same store treatments combined with acquisitions, increased revenue per treatment and the implementation of FIN 46R partially offset by one less dialysis treatment day. Dialysis product revenue increased by 11% to $447 million (7% at constant exchange rates) in the same period.
      The increase in gross profit margin is primarily a result of higher treatment rates in North America and growth in regions which have higher gross margins partially offset by one less dialysis treatment day and higher personnel expenses in North America. Depreciation and amortization expense for the first quarter of 2005 was $60 million compared to $57 million for the same period in 2004.
      Selling, general and administrative costs increased from $272 million in the first quarter of 2004 to $306 million in the same period of 2005. Selling, general and administrative costs as a percentage of sales increased from 18.6% in the first quarter of 2004 to 19.0% in the same period of 2005. The percentage increase is mainly due to higher insurance costs in North America and foreign exchange losses partially offset by unchanged bad debt expense, the one time impact of compensation for cancellation of a distribution contract in Japan and a patent litigation settlement.
      Bad debt expense remained constant at $30 million representing 1.9% of sales for the three-month period ending March 31, 2005 as compared to $30 million representing 2.1% of sales for the same period in 2004. Bad debt expense is based upon analysis of allowances for accounts receivables. Estimates for the allowances for accounts receivable from the dialysis service business are mainly based on past collection history which is reviewed from time to time for appropriateness. The allowances in the products business are based on estimates and consider various factors, including aging, debtor and past collection history. Once the estimated allowance has been determined, bad debt expense is recognized to adjust the allowance to the current estimated amounts.
      Net income for the period was $107 million compared to $91 million in 2004.
      The number of treatments in the first quarter of 2005 represents an increase of 3% over the same period in 2004. Same store treatment growth was 4% with additional growth of 1% from acquisitions. This was offset by on less treatment day (1%) and the effects of sold or closed clinics (1%).
      At March 31, 2005 we owned, operated or managed 1,630 clinics compared to 1,570 clinics at March 31, 2004. During the first quarter of 2005, we acquired 10 clinics, opened 23 clinics and combined or closed 13

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2005 and 2004 – (Continued)
clinics. The number of patients treated in clinics that we own, operate or manage increased from approximately 120,400 at March 31, 2004 to approximately 125,900 at March 31, 2005. Average revenue per treatment for world-wide dialysis services increased from $231 to $246 mainly due to worldwide improved revenue rate per treatment and favorable currency developments.
      The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment

Key Indicators for North America Segment

	Three Months	Three Months
	Ended	Ended
	March 31, 2005	March 31, 2004	Change in %

Number of treatments	3,250,000	3,170,000	3%
Same store treatment growth in %	3.8%	2.9%
Revenue in $ million	1,088	1,003	9%
EBITDA in $ million	180	167	8%
EBITDA margin in %	16.5%	16.7%
Depreciation and amortization in $ million	34	31	8%
Operating income in $ million	146	136	8%
Operating income margin in %	13.4%	13.5%

Revenue
      Net revenue for the North America segment for the first quarter 2005 increased as a result of increases in dialysis care revenue by 8% from $899 to $968 million and product sales revenue by 16% from $103 million to $120 million.
      The increase in dialysis care revenue was driven by a 3% increase in treatments with same store treatment growth of 4% and 1% resulting from acquisitions. This was partially offset by one less dialysis treatment day (1%) and the effects of combining or closing clinics (1%). In addition, revenue per treatment improved 2%. A further 3% increase resulted from the implementation of FIN 46R. The administration of EPO represented approximately 26% and 24% of total North America dialysis care revenue for the periods ending March 31, 2004 and March 31, 2005, respectively.
      At March 31, 2005, approximately 87,000 patients were being treated in the 1,140 clinics that we own, operate or manage in the North America segment, compared to approximately 83,800 patients treated in 1,115 clinics at March 31, 2004. The average revenue per treatment, excluding laboratory testing revenue, increased from $273 in 2004 to $280 in 2005. Including laboratory testing the average revenue per treatment in the first quarter increased from $284 in 2004 to $291 during 2005. The improvement in the revenue rate per treatment is primarily due to increases in the dialysis treatment reimbursement rates including the 1.6% legislated increase from Medicare and the transfer of Medicare drug reimbursements for separately billable items into the composite rate (see Overview above).
      Dialysis product revenue increased by 16% from $103 million in the first quarter of 2004 to $120 million in the same period of 2005.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2005 and 2004 – (Continued)

EBITDA
      EBITDA increased by 8% from $167 for the period ended March 31, 2004 to $180 for the same period in 2005 primarily due to increased treatments and a higher volume of products sold. EBITDA margin decreased from 16.7% for the first period in 2004 as compared to 16.5% for the same period in 2005. EBITDA margin decreased as a result of one less dialysis treatment day, higher personnel expenses, higher insurance costs, foreign exchange losses, higher facility costs, and the effects of FIN 46R requiring us to consolidate previously unconsolidated entities with lower margins partially offset by improvement in treatment revenue rates. Cost per treatment increased from $248 in 2004 to $253 in 2005.

Operating income
      Operating profit increased by 8% from $136 for the period ended March 31, 2004 to $146 for the same period in 2005 while operating margin decreased from 13.5% in the first quarter 2004 to 13.4% during the same period in 2005 due to the same factors listed above under EBITDA.
International Segment

Key Indicators for International Segment

			Change in %
	Three Months	Three Months
	Ended	Ended		At Constant
	March 31, 2005	March 31, 2004	As Reported	Exchange Rates

Number of treatments	1,466,000	1,400,000	5%
Same store treatment growth in %	5.6%	5.6%
Revenue in $ million	521	456	14%	8%
EBITDA in $ million	108	96	12%
EBITDA margin in %	20.7%	21.0%
Depreciation and amortization in $ million	26	25	2%
Operating income in $ million	82	71	16%
Operating income margin in %	15.8%	15.6%

Revenue
      The increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 1% while consolidations resulting from implementation of FIN 46R contributed approximately 2%. Organic growth during the period was 5% at constant exchange rates. This increase was also attributable to a 6% exchange rate effect due to the continued strengthening of various local currencies against the US dollar in 2004 and 2005. These effects were partially offset by the 1% effect of the loss of tenders and the breach of a contract.
      Including the effects of the acquisitions, European region revenue increased 15% (9% at constant exchange rates), Latin America region revenue increased 36% (30% at constant exchange rates), and Asia Pacific region revenue decreased 3% (7% decrease at constant exchange rates).
      Total dialysis care revenue for the entire International segment increased during the first quarter of 2005 by 22% (16% at constant exchange rates) to $194 million in 2005 from $158 million in the same period of 2004. This increase is a result of organic growth of 8%, a 5% increase in contributions from acquisitions, 6%

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2005 and 2004 – (Continued)
contributions from consolidations resulting from implementation of FIN 46R and approximately 6% due to exchange rate fluctuations partially offset by the 3% effect of the loss of tenders and the breach of a contract.
      As of March 31, 2005, approximately 38,900 patients were being treated at 490 clinics that we own, operate or manage in the International segment compared to 36,600 patients treated at 455 clinics at March 31, 2004. The average revenue per treatment increased from $113 to $132 ($125 at constant exchange rates) due to the strengthening of the local currencies against the US dollar and increased reimbursement rates partially offset by growth in countries with reimbursement rates below the average.
      Total dialysis product revenue for the first quarter of 2005 increased by 10% (4% at constant exchange rates) to $327 million.

EBITDA
      Our EBITDA increased by 12% to $108 million primarily as a result of an increase in treatment volume and in volume of products sold. EBITDA margin decreased from 21.0% to 20.7%. The main causes for the margin decrease were foreign currency losses of non-hedged accounts receivables, the negative effects of FIN 46R and reimbursement rate reductions partially offset by foreign currency gains, lower bad debt expense and the one time effects of income associated with the cancellation of a distribution agreement and settlement of patent litigation.

Operating income
      Our operating income increased by 16% to $82 million. Our EBIT margin increased from 15.6% for the first quarter in 2004 to 15.8% for the same period in 2005 due to lower depreciation as a percentage of revenue offset by the factors responsible for the decrease of EBITDA margin described above.
Corporate
      We do not allocate “corporate costs” to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.
      Total corporate operating loss was $8 million in the quarter ended March 31, 2005 compared to an operating loss of $9 million in the same period of 2004.
The following discussions pertain to our total Company costs.

Interest
      Interest expense for the first quarter of 2005 decreased 9% to $44 million as compared to $50 million in the same period in 2004 due to lower debt levels resulting from the use of positive cash flows and lower interest rates as a result of amendments to the 2003 Senior Credit Agreement.

Income Taxes
      The effective tax rate for the quarter ended March 31, 2005 was 39.2% compared to 39.4% during the same period in 2004.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2005 and 2004 – (Continued)
LIQUIDITY AND CAPITAL RESOURCES
Three months ended March 31, 2005 compared to three months ended March 31, 2004
Cash Flow
Liquidity
      Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of Preference shares and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 72% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the three months ended March 31, 2005, approximately 38% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview”, above, for a discussion of recent Medicare reimbursement rate changes. Cash from operations also depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.
      Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and term loans under our 2003 Senior Credit Agreement and has been provided through the issuance of our Euro Notes and trust preferred securities. We believe that our existing credit facilities, cash generated from operations, other current sources of financing and our ability to access capital markets are sufficient to meet our foreseeable needs.
      At March 31, 2005, we had approximately $612 million of borrowing capacity available under the revolving portion of our 2003 Senior Credit Agreement.
      Our amended 2003 Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth, a minimum consolidated interest coverage ratio (ratio of consolidated EBITDA to consolidated net interest expense as defined in the 2003 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as defined in the 2003 Senior Credit Agreement).
      Our amended 2003 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $180 million in 2005, dividends paid in 2004 were $122 million) and other restricted payments, create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the 2003 Senior Credit Agreement or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the amended 2003 Senior Credit Agreement becomes due at the option of the Lenders. As of March 31, 2005, we are in compliance with all financial covenants under the 2003 Senior Credit Agreement.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2005 and 2004 – (Continued)
      The Company has an accounts receivable facility whereby certain receivables are sold to NMC Funding, a special purpose entity and a wholly-owned subsidiary. NMC Funding then sells and assigns undivided ownership interests in the accounts receivable to certain bank investors. Effective January 1, 2004 the accounts receivable facility was amended whereby NMC Funding would retain the right to repurchase all transferred interests in the accounts receivable sold to the banks under the facility. As we now have the right to repurchase the then outstanding interests at any time, the receivables remain on our consolidated balance sheet and the proceeds from the sale of undivided interests are recorded as short-term borrowings. The repurchase of all transferred interests in the accounts receivable would result in the termination of the accounts receivable facility under the terms of the facility agreement. On October 21, 2004 the Company amended the accounts receivable facility to extend the maturity date to October 20, 2005.
      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.
      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Part II, Item 1, “Legal Proceedings”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation is included in the special charge we recorded in 2001 to address 1996 merger-related legal matters.
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing certain of these unfavorable determinations. We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments. With respect to adjustments and disallowances currently on appeal, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

Operations
      We generated cash from operating activities of $138 million in the three months ended March 31, 2005 and $171 million in the comparable period in 2004, a decrease of about 19% over the prior year. Cash flows were impacted by a $43 million tax payment partially offset by cash flows generated by the increase in net income.

Investing
      Cash used in investing activities decreased from $83 million to $62 million mainly due to decreased acquisitions. In the first three months of 2005, we paid approximately $22 million ($15 million for the North American segment and $7 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. In the same period in 2004, we paid approximately $42 million ($23 million for the North

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2005 and 2004 – (Continued)
American segment and $19 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.
      On May 4th, 2005, we entered into a definitive merger agreement for the acquisition of Renal Care Group, Inc. (“RCG”) for an all cash purchase price of approximately $3.5 billion. To finance the proposed acquisition, we have received a commitment for $5.0 billion in senior credit facilities to be underwritten by Bank of America, N.A. (“BofA”) and Deutsche Bank AG New York Branch (“DB”). Loans under the senior credit facilities will be available to us, among other things, to pay the purchase price and related expenses for the acquisition of RCG, to refinance the outstanding indebtedness under our existing Senior Credit Agreement and certain indebtedness of RCG, and for working capital purposes. The senior credit facilities will consist of a 5-year $1.0 billion revolving credit facility, a 5-year $1.5 billion term loan A facility, and a 7-year $2.5 billion term loan B facility. Interest on the senior credit facilities will be at the option of the borrowers at a rate equal to either (i) LIBOR plus an applicable margin, or (ii) the higher of BofA’s prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the consolidated leverage ratio of the borrowers.
      The senior credit facilities will be guaranteed by the Company and FMCH and certain of their respective subsidiaries and secured by pledges of the stock of certain of the Company’s material subsidiaries. The borrowers and guarantors under the senior credit facilities will provide liens on substantially all of their personal property and material real property if the non-credit enhanced senior secured debt rating of the borrowers falls below a certain level and if a grant of security interests is determined appropriate by a cost-benefit analysis. The closing of the senior credit facilities will be subject, among other things, to the negotiation and execution of definitive documents, the non-occurrence of a material adverse effect in relation to RCG, DB and BofA’s approval of the merger agreement and other agreements relating to the acquisition, and the refinancing of the indebtedness under our existing Senior Credit Agreement and certain indebtedness of RCG.
      In addition, capital expenditures for property, plant and equipment net of disposals were $40 million for the three months ended March 31, 2005 and $41 million in 2004. In 2005, capital expenditures were $22 million in the North America segment and $18 million for the International segment. In 2004, capital expenditures were $24 million in the North America segment and $17 million for the International segment. The majority of our capital expenditures were used for the maintenance of existing clinics, equipping new clinics and the expansion of production facilities in Germany and North America. Capital expenditures were approximately 2.5% of total revenue.

Financing
      Net cash used in financing was $83 million in the first three months of 2005 compared to cash used in financing of $77 million in the same period of 2004. Our external financing needs decreased due to lower cash from operating activities partially offset by lower payments for investing activities. Cash on hand was $51 million at March 31, 2005 compared to $57 million at March 31, 2004.
Recently Issued Accounting Standards
      December 2004, the Financial Accounting Standards Board issued its final standard on accounting for share-based payments (SBP), SFAS No. 123R (revised 2004), Share-Based Payment (FAS 123R), that requires companies to expense the cost of employee stock options and similar awards. SFAS 123R requires determining the cost that will be measured at fair value on the date of the SBP awards based upon an estimate of the number of awards expected to vest. There will be no right of reversal of cost if the awards expire without

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2005 and 2004 – (Continued)
being exercised. Fair value of the SBP awards will be estimated using an option-pricing model that appropriately reflects the specific circumstances and economics of the awards. Compensation cost for the SBP awards will be recognized as they vest. Such cost is not deductible under German tax law. We will have three alternative transition methods, each having a different reporting implication. The effective date is for interim and annual periods beginning after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the compliance dates for SFAS 123R. The Commission’s new rule allows companies to implement SFAS 123R at the beginning of their next fiscal year instead of the next reporting period that begins after June 15, 2005. We are in the process of determining the transition method that we will adopt and the potential impact on our consolidated financial statements.
      In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47 (“FIN 47”) that clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, (“SFAS 143”) refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred – generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective for fiscal years ending after December 15, 2005. We are in the process of determining the potential impact, if any, on our consolidated financial statements.

PART 1
FINANCIAL INFORMATION
ITEM 3
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Inflation
      The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the United States, is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could have material adverse affect our business, financial condition and results of operations.
      During the period ended March 31, 2005, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company’s hedging strategy described above. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk”.

PART 1
FINANCIAL INFORMATION
ITEM 4
CONTROLS AND PROCEDURES
      The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

PART II
OTHER INFORMATION

Item 1.	Legal Proceedings
Commercial Litigation
      We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace & Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. On April 14, 2005 W.R. Grace & Co. paid the Service approximately $90 million in connection with taxes owed for the tax periods 1993 to 1996 pursuant to a bankruptcy court order directing W.R. Grace & Co. to make such payment. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates had agreed to indemnify us against this and other pre-Merger and Merger-related tax liabilities.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”,

PART II
OTHER INFORMATION – (Continued)
formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on our business, financial condition, and results of operations.
Other Litigation and Potential Exposures
      In April 2005, FMCH received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoena requires production of a broad range of documents relating to the our operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and anemia management programs. We are cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on our business, financial condition and results of operations.
      In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.
      From time to time, we are a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries,

PART II
OTHER INFORMATION – (Continued)
claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      We operate many facilities throughout the United States In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been and are currently subject to these suits due to the nature of our business and expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
      We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims, and claims for indemnification. A successful claim against us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 6 and Note 16 to the consolidated financial statements in this report). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

Item 5.	Other Information
      None.

PART II
OTHER INFORMATION – (Continued)

Item 6.	Exhibits

Exhibit No.	Item

10.1	Second amendment executed December 23, 2004 to Subordinated Loan Note dated May 18, 1999.
10.2	Amendment No. 3 executed January 1, 2005 to Third Amended and Restated Transfer and Administration Agreement dated October 23, 2003.
10.3	Agreement dated as of May 3, 2005 among Fresenius Medical Care AG, Fresenius Medical Care Holdings, Inc., Florence Acquisition, Inc. and Renal Care Group, Inc.
31.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed”).

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresenius Medical Care
Aktiengesellschaft

By:	/s/ Dr. Ben Lipps

Name: Dr. Ben Lipps

Title:	Chief Executive Officer and

Chairman of the Management Board

By:	/s/ Lawrence A. Rosen

Name: Lawrence A. Rosen
Title: Chief Financial Officer
DATE: May 5, 2005